

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
Mr. Wei Zhou
Chief Financial Officer
Charm Communications Inc.
Legend Town, CN01 Floor 4
No.1 Ba Li Zhuang Dong Li, Chaoyang District
Beijing 100025, PRC

      Re: **Charm Communications Inc.**
            Form 20-F for the fiscal year ended December 31, 2011
            Filed April 27, 2012
            File No. 001-34701

Dear Mr. Zhou:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Celeste M. Murphy for

                             Larry Spirgel
                             Assistant Director